02018720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48754

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Redwine & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 S. Tryon St., Suite 1550
(No. and Street)

Charlotte, NC 28281
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Redwine (704) 375-2966
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crisp Hughes Evans LLP
(Name — *if individual, state last, first, middle name*)

101 S. Tryon St., Suite 3600, Bank of America Plaza, Charlotte, NC 28280
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, J. Craighill Redwine, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwine & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

COMMISSION EXPIRES 8/27/05

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of ~~Income (Loss)~~ Operations.
- XX (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- XX (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Redwine & Company, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Redwine & Company, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwine & Company, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 11 to 14, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crisp Hughes Evans LLP

Charlotte, North Carolina
January 18, 2002

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
704.334.3600
704.372.0303 fax
www.che-llp.com

REDWINE & COMPANY, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

ASSETS:	
Cash	$ 3,153
Cash held by clearing agent	25,000
Commissions and correspondent fees receivable	111,218
Investment in securities:	
Marketable, at market value	1,428,082
Not readily marketable, at estimated fair value	45,600
	1,473,682
Property and equipment, net	17,364
Other assets	1,329
TOTAL ASSETS	$1,631,746

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 2,842
Other accrued liabilities	54,526
Securities sold, not yet purchased, at market value	1,950
Margin debt	715,938
TOTAL LIABILITIES	775,256
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value - authorized 100,000 shares; issued and outstanding 800 shares	8
Additional paid-in capital	511,304
Retained earnings	345,178
TOTAL STOCKHOLDER'S EQUITY	856,490
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,631,746

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.
Statement of Operations
Year Ended December 31, 2001

INCOME:	
Commissions	$1,102,837
Net investment losses	(143,411)
Interest and dividends	143,883
Other income	1,682
TOTAL INCOME	1,104,991
EXPENSES:	
Employee compensation and benefits	561,582
Ticket charges and trading fees	320,612
Communications	20,858
Occupancy and equipment rental	30,730
Interest expense	81,527
Other operating expenses	139,413
TOTAL EXPENSES	1,154,722
NET (LOSS)	$ (49,731)

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, January 1, 2001	$ 8	$511,304	$426,409	$ 937,721
Distributions	--	--	(31,500)	(31,500)
Net loss	--	--	(49,731)	(49,731)
Balances, December 31, 2001	$ 8	$511,304	$345,178	$ 856,490

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (49,731)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	7,446
Changes in operating assets and liabilities:	
Commissions and correspondent fees receivable	17,945
Investment in securities	100,770
Other assets	(15)
Accounts payable and other accrued liabilities	22,592
Securities sold, not yet purchased	1,950
Margin debt	(39,599)
NET CASH PROVIDED BY OPERATING ACTIVITIES	25,468
CASH USED IN INVESTING ACTIVITIES:	
Equipment purchase	(4,574)
CASH USED IN FINANCING ACTIVITIES:	
Capital distributions	(31,500)
NET DECREASE IN CASH	(10,606)
CASH AT BEGINNING OF YEAR	13,759
CASH AT END OF YEAR	$ 3,153
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 84,850

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND OPERATIONS

Redwine & Company, Inc. (the "Company") operates in Charlotte, North Carolina providing brokerage and investment services to retail and institutional investors. The Company was incorporated under the laws of the state of North Carolina in 1995 and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on the accrual basis of accounting in accordance with U. S. generally accepted accounting principles and conforms to the rules and regulations of the SEC and the NASD.

Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Cash with clearing agent is held as security for customer transactions.

Commissions and correspondent fees receivable primarily represent amounts due from a clearing organization. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

Investment in marketable securities is carried at market value. Differences between cost and market value are included in income. Investments in the common stock of four companies constitute 91% of the balance in investment in marketable securities.

Investment in securities that are not readily marketable is recorded at estimated fair value as determined by management, with the difference between cost and fair value reflected as an unrealized gain or loss in the statement of operations. Investment securities that are not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company. Investment securities transactions of the Company are recorded on a trade date basis.

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no Federal or state income taxes as such taxes become the obligation of the stockholder. Accordingly, the accompanying financial statements do not provide for Federal or state income taxes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital, as defined, of $419,981, which is $319,981 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was $775,256 and its net capital ratio was 1.85 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

NOTE D - PROPERTY AND EQUIPMENT

At December 31, 2001 property and equipment consist of the following:

Computers and office machines	$ 21,253
Furniture and fixtures	34,887
	56,140
Less accumulated depreciation	(38,776)
	$ 17,364

NOTE E - LEASE OBLIGATIONS

The Company leases office space, automobiles and certain equipment under operating leases expiring at various dates through 2005. Future minimum rental payments due under these leases at December 31, 2001 are as follows:

Year ending December 31	
2002	$42,088
2003	8,796
2004	8,796
2005	4,398
	$64,078

Total rental expense for operating leases amounted to $39,526 for the year ended December 31, 2001.

NOTE F – OFF-BALANCE SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

NOTE G – RETIREMENT PLAN

The Company has a qualified non-contributory retirement plan covering all of its employees. The Company's contributions made under the plan totaled $48,000 for the year ended December 31, 2001.

SUPPLEMENTAL SCHEDULES

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
Redwine & Company, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Redwine & Company, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Redwine & Company, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
704.334.3600
704.372.0303 fax
www.che-llp.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL - CONTINUED

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crisp Hughes Evans LLP

Charlotte, North Carolina
January 18, 2002

REDWINE & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Total stockholder's equity as reported in accompanying statement of financial condition	$856,490
Deductions:	
Nonallowable assets:	
Investment in securities, not readily marketable	45,600
Property and equipment, net	17,364
Other assets	1,329
	64,293
Net capital before haircuts on securities positions	792,197
Haircuts on securities:	
Trading and investment securities	216,985
Undue concentrations	155,231
	372,216
Net capital	$419,981
Aggregate indebtedness:	
Accounts payable and other accrued liabilities	$ 59,318
Margin debt	715,938
Total aggregate indebtedness	$775,256
Minimum net capital requirement	$100,000
Excess net capital at 1500%	$319,981
Excess net capital at 1000%	$242,455
Ratio of aggregate indebtedness to net capital	1.85 to 1

(Continued)

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital as reported in Part II of FOCUS report	$425,781
Audit adjustments, net	(2,842)
Recalculation of haircut computation after audit adjustments	(2,958)
Net capital per above	$419,981

REDWINE & COMPANY, INC.

Computation For Determination of Reserve Requirements
For Broker-Dealers Under SEC Rule 15c3-3
as of December 31, 2001

Redwine & Company, Inc. did not carry any balances for customers as of December 31, 2001 or at any time during the period from January 1, 2001 through December 31, 2001 and is therefore exempt from this computation requirement.

REDWINE & COMPANY, INC.
Information For Possession Or Control
Requirements Under SEC Rule 15c3-3
as of December 31, 2001

Redwine & Company, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2001 or at any time during the period from January 1, 2001 through December 31, 2001 and this requirement for information is therefore not applicable.